

Mail Stop 3561

July 14, 2017

Raziel Atuar
Chief Executive Officer
Duke Robotics, Inc.
14 Live Oak Street, Suite A
Gulf Breeze, FL 32561

> **Re:** **Duke Robotics, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 29, 2017**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 7, 2017**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed July 10, 2017**
> **File No. 024-10714**

Dear Mr. Atuar:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 30

1. We note your response to prior comments 2 and 4, including your statement that Rule 10b-9 is not applicable to the offering. However, we also note the following statement in your offering circular: "[e]xcept as stated above, subscribers have no right to a return of their funds unless no closings have occurred by the termination date of the offering, in which event investor funds held in escrow will promptly be refunded to each investor without interest." Please provide your analysis as to why Rule 10b-9 does not apply to your offering. In the alternative, please provide your analysis as to how your offering and the escrow agreement comply with Rule 10b-9.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Heather Clark at (202) 551-3624 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure